

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 26, 2010

<u>Via U.S. Mail and Facsimile</u>

David A. McDonald
Chief Financial Officer
Delcath Systems, Inc.
600 Fifth Avenue, 23rd Floor
New York, NY 10020

> **Re: Delcath Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 3, 2009**
> **Form 10-Q for the fiscal quarter ended September 30, 2009**
> **File No. 001-16133**

Dear Mr. McDonald:

We have reviewed your response dated January 14, 2010 and related filings and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*****

David A. McDonald
Delcath Systems, Inc.
January 26, 2010
Page 2

Form 10-Q for the quarterly period ended September 30, 2009

Item 1. Condensed Financial Statements (Unaudited)

Note 8. Assets and Liabilities Measured at Fair Value, page F-10

1.   We note your response to prior comment 7 and your analysis that all of the inputs
        to the Black-Scholes model are level 2 or below. However, please tell us why the
        use of a valuation model does not result in the valuation of the warrant derivative
        liability being classified as a level 3 of the fair-value hierarchy. We refer you to
        FASB ASC 820-10-35-53 and 54 and 820-10-55-22.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review.

        You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if
you have questions regarding comments on the financial statements and related matters.
Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at
(202) 551-3635 if you have any other questions.

                                            Sincerely,

                                            Brian Cascio
                                            Accounting Branch Chief